ARONAUER, GOLDFARB, RE & YUDELL, LLP

ATTORNEYS AT LAW

444 MADISON AVENUE

NEW YORK, NY 10022

JOSEPH ARONAUER

TELEPHONE 212-755-6000

SAMUEL GOLDFARB

FAX 212-755-6006

JOHN C. RE

WEBSITE: WWW.AGRYLAW.COM

KENNETH S. YUDELL

E-MAIL: SGOLDFARB@AGRYLAW.COM

DENISE SELDMAN BENUN

MICHAEL S. SCHER

ALAN I. SILLS

DONNA A. TOBIN

       OF COUNSEL

August 11, 2006

By EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10Q for Fiscal Quarter Ended March 31, 2006

File No. 0-05486

Dear Mr. Rosenberg:

We are the attorneys for Presidential Life Corporation (the “Company”) and are responding on behalf of our client to your letter dated July 24, 2006.

Our responses are numbered to match the number of the comments in your letter.

I.  Form 10-K for the Year Ended December 31, 2005

1.

Contractual Obligations, Page 31

The Company excludes policyholder liabilities from the Contractual Obligations table because the liabilities arise under policies and contracts for which the Company is not currently making payments and the determination of those payments is neither fixed nor determinable in any reasonable fashion.  The amount and timing of the required payments is affected by mortality, persistency, investment returns and the impact of surrender charges, all of which add uncertainty to the determination of a payment schedule.  For a broader discussion of the uncertainty surrounding these payments, please see Page 22 of the 2005 10-K under “Interest Rate Risk.”

You have asked how the Company’s inability to estimate the timing of payments affects its estimate of the liabilities recorded.  GAAP accounting requires the Company to record these liabilities at the account value.  Therefore, the liability for these policies and contracts, assuming all of them were surrendered on 12/31/05, would have been the total account value (i.e., the GAAP reserve) less applicable surrender charges.

You have asked how the Company’s inability to estimate the timing of payments affects its asset liability management process.  For the purpose of managing that process, the Company relies upon a number of factors to assess its requirements to meet these uncertain liabilities, including past experience, expirations of surrender charges, rates being paid by its competitors and the impact of the rates it is offering on new policies.  Nevertheless, the nature of these liabilities makes it unreasonable to establish any definitive estimates.  As a result, the Company takes a number of steps to protect its ability to meet these liabilities.

First, the Company has acted to bring the duration of its assets closer to the duration of its potential liabilities.  In the first quarter of 2005, it undertook a portfolio rebalancing program in which it sold approximately $778 million of longer-term investment and reinvested the proceeds in short and medium-term investments.  The effect of this effort was to shorten the average duration of the Company’s portfolio from 8.34 years to 6.5 years.

In July 2005, the Company entered into a series of Payor Swaptions agreements (options to enter into interest rate swap agreements) with four separate counterparties.  These are designed to protect the Company from the expected surge of surrenders that would occur in the event of as much as a sudden 300 basis point increase in prevailing interest rates.  The Company purchased a laddered series of Swaptions that expire July 2006, 2007 and 2008.  In July 2006, The Company sold the expiring 2006 option and repurchased a new three-year Swaption expiring July 2009.

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Starting in 2005, the Company has also implemented a program by which it has taken a proactive position in preventing policyholders from surrendering their policies upon the expiration of the surrender charge period, through direct contacts with policyholders and commission incentives to its independent agents.

The matter of asset liability management is discussed more fully in the Form

10-K on Page 22.

In light of the foregoing discussion, the Company would modify the footnotes to the Contractual Obligations Table in future reports to be consistent with the following:

Contractual Obligations

The accompanying Notes to Consolidated Financial Statements contain information regarding payments required under existing long-term borrowing arrangements.  The following presents a summary of the Corporation’s significant contractual obligations.

	Payment Due By Period (in thousands)
Contractual Obligations	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total

Long Term Debt Obligations	-	-	$100,000	-	$100,000
Policyholder Account Balance with Contractual Maturities (1)	$157,500	$266,200	$204,800	$1,252,800	$1,881,300

(1)  “These liabilities are reflected within “Policy Liabilities” in the consolidated balance sheet, and amount to $974.7 Million as of December 31, 2005.  The difference between the recorded liability and the total payment amount is $906.7 Million and is comprised of (i) future interest to be credited and (ii) the effect of mortality discount for those payments that are life contingent.

(2)  Liabilities for policyholder account balances of approximately $2,971.6 million and liabilities for future policy life and accident and health benefits of approximately $33.0 million as of December 31, 2005 have been excluded from the contractual obligations table. Amounts excluded from the table are generally comprised of policies or contracts for which we are not currently making payments and where the determination of the timing of these payments is not reasonably fixed and determinable. Such excluded liabilities include future policy benefits relating to life insurance products, and policyholder account balances relating to deferred annuities and universal life products. Significant uncertainties relating to these

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

liabilities include mortality, persistency, investment returns, and the timing of payments. Approximately 67% of  the deferred annuity  obligations have surrender penalties, which help to mitigate the risk of increased surrenders.  That risk is further mitigated by contracts involving contractual maturities (as shown on the table above) and the Company’s investments in Payor Swaptions as discussed in “Asset/Liability Management above.  (See discussion under Liquidity and Capital Resources Section and the discussion under Interest Rate Risk.)

2.

Critical Accounting Estimates, Page 32

In response to your comments, the Company would expand the disclosure under Critical Accounting Estimates to provide greater detail as to the quantifiable impact of changes in its critical accounting Estimates.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (²GAAP²) requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements.  The critical accounting policies, estimates and related judgments underlying the Corporation¢s consolidated financial statements are summarized below.  In applying these accounting policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain.  Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Insurance Company’s business operations.

Investments

The Insurance Company¢s principal investments are in fixed maturities, all of which are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation.  The financial statement risks are those associated with the recognition of other than temporary impairments and income, as well as the determination of fair values. Recognition of income ceases when a bond goes into default and management evaluates whether temporary or other than temporary impairments have occurred on a case-by-case basis.  Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and decline in the estimated fair value of the security and in assessing the prospects for near-term recovery.  Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.  Considerations used by the Company in the other than temporary impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below amortized cost; (ii) whether the issuer is experiencing significant financial difficulties; (iii) financial difficulties being experienced by an entire industry sector or sub-sector; (iv) economically depressed geographic locations; (v) situations where the issuer, series of issuers or industry  has a catastrophic type of loss or has exhausted natural resources; (vi) in situations where it is determined that an impairment is attributable to changes in market interest rates, the Corporation’s ability and intent to hold impaired securities until recovery of fair value at or above cost; and (vii) other subjective factors, including concentrations and information obtained from regulators

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.  Generally, Management considers an investment to be impaired if its market value falls below 80% of the cost of such investment.  Whether such investment is deemed to be other than temporarily impaired is based on the further analysis of the factors described above.  As of December 31, 2005, the fair value of the Company’s investments whose market value was below 80% of cost, but were not deemed other than temporarily impaired was approximately $13.8 million, representing .3% of the Company’s investment portfolio.  If all of those investments were deemed to have been other than temporarily impaired as of December 31, 2005, then net income would have been reduced by approximately $1.9 million.  The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities the Company deems to be comparable and assumptions deemed appropriate given the circumstances.  The use of different methodologies and assumptions may have a material effect of the estimated fair value amounts. However, the Company believes that the estimates it uses in determining other than temporary impairment and fair value are realistic and fairly state the value of its investments.

Deferred Policy Acquisition Costs

The Insurance Company incurs significant costs in connection with acquiring new business. Under applicable accounting rules, these costs, which vary, are deferred. The recovery of such costs is dependent upon the future profitability of the related product, which in turn is dependent mainly on investment returns in excess of interest credited, as well as persistency and expenses.  These factors enter into Management¢s estimate of future gross profits, which generally are used to amortize such costs.  Changes in these estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the deferred acquisition cost asset and a charge to income if estimated future gross profits are less than amounts deferred.

To demonstrate the sensitivity of our net DAC balance ($80.4 million as of December 31, 2005) relative to our future spreads and expenses, the information below indicates how much the net DAC balance would have changed if the future spread assumption decreased by 10% and if the future expense assumption increased by 10%.

Change in Assumption

Decrease in Net DAC Asset

Future Spread Decreases 10%

$3.9 Million

Future Expenses Increase 10%

$  .4 Million

Future Policy Benefits

The Insurance Company establishes liabilities for amounts payable under life and health insurance policies and annuity contracts.  Generally, these amounts are payable over a long period of time and the profitability of the products is dependent on the pricing. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are investment returns, mortality, expenses and persistency.

The reserves reflected in the Corporation’s consolidated financial statements included herein are calculated

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

based on GAAP and differ from those specified by the insurance laws of the various states in which the Insurance Company does business and those reflected in the Insurance Company's statutory financial statements.  These differences arise from the use of different mortality and morbidity tables and interest rate assumptions, the introduction of lapse assumptions into the reserve calculation and the use of the net level premium reserve method on all insurance business.   See “Notes 1G, 1H and 8 to the Notes to the Consolidated Financial Statements.”

The reserves reflected in the Corporation's consolidated financial statements are based upon the Corporation's best estimates of mortality, persistency, expenses and investment income, with appropriate provisions for adverse statistical deviation and the use of the net level premium method for all non-interest-sensitive products.  For all interest-sensitive products, the policy account value is equal to the accumulation of gross premiums plus interest credited less mortality and expense charges and withdrawals.  In determining reserves for its insurance and annuity products, the Insurance Company performs periodic studies to compare current experience for mortality, interest and lapse rates with expected experience in the reserve assumptions. Differences are reflected currently in earnings for each period.

For policies and contracts where the reserve is reported as the account balance ($3,269.9 million), a change in expected experience would have no effect on the reserve.

For those annuities and supplementary contracts with life contingencies that comprise a portion of future policy benefits ($683 million of reserves), an increase in mortality experience of 1% per year for individual contracts would increase the present value of future benefits by approximately $16 million.

For traditional life insurance business ($33 million of reserves), establishing reserves requires the use of many assumptions.  Due to the number of independent variables inherent in the calculation of these reserves, and because this business is not material to the overall Company results, it is not practical to perform a quantitative analysis on the impact of changes in underlying assumptions.  However, the Insurance Company historically has not experienced significant adverse deviations from its assumptions and believes that its assumptions are realistic and produce reserves that are fairly stated in accordance with GAAP.

3.

Note 6:

     Income Taxes, pages 23

Set forth below is the rate reconciliation and deferred tax expense tables for the year ended December 31, 2005, reflecting a more detailed breakdown of the “Other” line item:

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

The provisions for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pre-tax net income from continuing operations as follows:

Pre-Tax Net Income

$   148, 212,411

Provision for Income taxes computed

at Federal statutory rates

  51,874,344

Increase (decrease) in income taxes

resulting from:

Tax refund receivable

1,884,726

Dividend received deductions

(324,087)

True-up partnership items from 2004 (1)

1,582,093

Other

1,605,924

       ____________

Total

$    56,623,000

(1)

“True-up partnership items from 2004” represents the impact on taxes from the adjustment to income made in 2005 for 2004 partnership income.  Upon receipt of 2004 Schedules K-1 from the partnership in 2005, the Company recognized the additional income (loss) as reflected in the K-1’s.

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Deferred Federal Income Tax Expense/(Benefit)

The Company provides for deferred income taxes resulting from temporary differences, which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes.  The sources of these differences and the tax effect of each were as follows:

2005
(in thousands)

Deferred policy acquisition costs	$ 11,076
Policyholders' account balances	132
Investment adjustments	35,377
Insurance policy liabilities	6,983
Investments	(32,977)
Net Operating Losses	(259)
Insurance Reserves	(14,849)
Deferred Policy Acquisition Costs	32,558
Policyholder Account Balances	442
OID and Market Discount	27,340
Other	(1,020)
Deferred Federal income tax
expense	$ 42,420

Taxes attributable to unrealized gains are not included in the deferred tax expense on the income statement.  They are recorded through Other Comprehensive Income in the Equity section of the balance sheet.

II.  Form 10-Q for the quarter ended March 31, 2006

4.

Note 2:     Share-based Compensation, Page 10

Set forth below is revised disclosure regarding share-based compensation, prepared in compliance with the provisions of SFAS 123 AND SFAS 123R and as requested in your letter.

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

SHARE-BASED COMPENSATION

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment” and began recognizing compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include stock option grants under the Company’s stock plans. SFAS 123(R) requires share-based compensation expense recognized since January 1, 2006, to be based on the following: a) grant date fair value estimated in accordance with the original provisions of SFAS 123 for unvested options granted prior to the adoption date; and b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for unvested options granted subsequent to the adoption date. Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and SFAS 123, “Accounting for Stock-Based Compensation.” As options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based employee compensation cost was reflected in net income prior to adopting SFAS 123(R). As the Company adopted SFAS 123(R) under the modified-prospective-transition method, results from prior periods have not been restated. The following table illustrates the effect on net income and earnings per share if the Company had previously adopted SFAS 123(R) and applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using Black-Scholes-Merton multiple option pricing model for all option grants.

Three Months Ended
(in thousands, except per share amounts)	March 31, 2005

Net income, as reported	$46,556
Less: Total stock-based employee compensation expense determined under the fair value- method, net of related taxes	57
Pro forma net income	$46,499
Earnings per share
Basic - as reported	$1.58
Basic - pro forma	$1.58

Diluted - as reported	$1.58
Diluted - pro forma	$1.58

ARONAUER, GOLDFARB, RE & YUDELL, LLP

Mr. Jim B. Rosenberg

                                 August 11, 2006

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

We trust that the foregoing responds adequately to the issues presented in your letter.  If you wish to discuss any of the matters further, please contact the undersigned.

Sincerely,

/s/Samuel Goldfarb

-------------------------

Samuel Goldfarb,

Attorney at Law

SG:nb

cc:

Charles Snyder

Richard Bertuglia, BDO Seidman, LLP